Pareteum Corporation

1185 Avenue of the Americas, 37th Floor

New York, NY 10036

July 30, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Katherine Wray, Staff Attorney

Matthew Derby, Staff Attorney

Re: Pareteum Corporation

Registration Statement on Form S-3

Submitted on July 27, 2018

File No. 333-225574

Dear Ms. Wray and Mr. Derby:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Pareteum Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Standard Time, on July 31, 2018, or as soon thereafter as possible.

The Company hereby acknowledges the following:

•             that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•             the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•             the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pareteum Corporation

By:	/s/ Robert Turner
Name: Title:	Robert Turner Chief Executive Officer